Exhibit 99.2

EVOGENE LTD.

PROXY FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 11, 2014
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sigal Fattal, Inbal Israeli Gaffa and Merav Shaul- Shalem, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Evogene Ltd. (the "Company"), held of record in the name of the undersigned at the close of business on February 6, 2014, at the Special General Meeting of Shareholders (the "Meeting") to be held at the executive offices of the Company, 13 Gad Feinstein Street, Rehovot Park, Israel, on Tuesday, March 11, 2014 at 5:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are  more fully described in the Notice of Special General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned  acknowledges  receipt of the Notice of Special General Meeting of  Shareholders  and Proxy Statement of the Company (the "Proxy Statement") relating to the Meeting.

This  Proxy,   when  properly   executed,   will  be  voted  in  the  manner   directed   herein   by  the undersigned. If no direction is made with respect to Proposal 1 and, in case Proposal 2 is approved, with respect to Proposal 3, this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 2, 3 (but only if Proposal 2 is not approved) or 4, the undersigned  will be deemed to have abstained from voting on such proposals. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side.)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

March 11, 2014

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://investors.evogene.com/sec-filings.aspx

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OR RE-ELECTION OF ALL NOMINEES TO DIRECTORS LISTED IN PROPOSAL 1,
AND "FOR" ALL OTHER PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
Directions (Proposals 2, 3 and 4) If you possess a Personal Interest (as described in the Proxy Statement) in the approval of any of Proposals 2, 3 or 4 and wish to vote "For" or "Against" any such proposal, you should not fill out your vote for such proposal(s) in this proxy card but should instead indicate in the space below that you possess such a Personal Interest and should furthermore contact the Company's Corporate Secretary at +972-8-9392050 or (Fax; +972-8-9466724), who will advise you as to how to submit your vote for those proposal(s). If you hold your shares in "street name" (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest in any such proposal, you may also contact the representative managing your account, who could then contact our Corporate Secretary on your behalf. Notwithstanding the foregoing, if Proposal 2 is duly approved, the foregoing requirement relating to the possession of a Personal Interest shall not apply with respect to Proposal 3.		1.	(a) To elect Mr. Akiva Mozes as a director of the Company for a one year term.	☐	☐	☐
			(b) To re-elect Mr. Ziv Kop as a director of the Company for a one year term.	☐	☐	☐
2.
To approve a Compensation Policy with respect to the terms of service and employment of the Company's office holders, as such term is defined in the Israeli Companies Law, 5759-1999 (the "Companies Law").
				☐	☐	☐
3.
Assuming approval of Proposal 1, to approve an initial grant of options to purchase 10,000 of the Company's ordinary shares and subsequent annual grants of options, to purchase 2,500 of the Company's ordinary shares, in accordance with the grant mechanism described in the Compensation Policy to:

			(a) Mr. Akiva Mozes	☐	☐	☐
			(b) Mr. Ziv Kop	☐	☐	☐
4.
To approve payment of a special one-time bonus in an amount of $217,000 to Mr. Ofer Haviv, the Company's chief executive officer, in respect of his role in the successful consummation of the Company's initial public offering in the United States.
				☐	☐	☐

By filling out and returning this proxy card with respect to Proposals 2, 3 and 4 above, the undersigned hereby confirms (whether voting "For" or "Against" any such proposal) that he, she or it does not possess a Personal Interest (as defined in the Companies Law) with respect to the subject matter of any such proposal. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote "For" or "Against" any such proposal, you should not fill out your vote for such proposal(s) and should instead follow the "Directions" opposite. Notwithstanding the foregoing, if Proposal 2 is duly approved, the foregoing confirmation as to not possessing a Personal Interest shall not apply with respect to Proposal 3.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.